Exhibit 99.1

ASX Market Announcement

GTG Launches Revolutionary geneType Test covering 100% Risk of Breast and Ovarian Cancer

Melbourne, Australia, May 29, 2024: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease, is pleased to announce the Company has released its novel Comprehensive Risk Assessment test that covers 100% of women at risk of developing breast and ovarian cancer. The innovative test, available to all women above the age of 30, assesses a woman’s risk of cancer due to hereditary, including those with common gene mutations, and sporadic disease.

Launched at the inaugural “Know Your Risk” event in California, USA, the event provided invaluable insights of the role of genomics in women’s health. Co-hosted by Dr Kristi Funk, known for her surgical treatment of celebrity Angelina Jolie, alongside CEO & Founder of Humanise Health, Krystal Barter, the event also featured panellists such as US based OB-GYN Dr. Carolynn Young, Andrea Hans, Allyn Rose Oertel, and Matthew Zachary.

This new geneType Comprehensive Risk Assessment test represents a significant leap in preventative healthcare, whereby clinicians will have a complete understanding of their patient’s risk profile of developing one of the deadly cancers. The addition of the germline component to GTG’s platform provided the ability to screen 100% of women at risk. Retrospective data shows 5% to 10% of breast and ovarian cancers are caused by gene mutations and the remainder are due to sporadic condition.

This represents a massive market opportunity for geneType, with 1 in 8 chances of a woman in the US developing breast cancer equating to about 310,000 diagnosed cases annually. Although less prevalent, ovarian cancer accounts for 19,600 cases diagnosed yearly in the US and claims 12,700 deaths annually. Ovarian cancer is more deadly and is among the leading cause of cancer deaths in women1. Dr Kirsti Funk noted that “Understanding your cancer risk based on critical diet and lifestyle and genetic factors allows me to create a more directed, effective risk-reducing strategy.2”

This advancement in personalised preventative healthcare, was welcomed by the company’s strategic partners in employer groups, functional medicine clinics and existing physician networks. The OB-GYNs are overwhelmingly excited about this launch and expressed their satisfactions on the abilities of our new comprehensive test for early diagnosis and ultimately saving lives.

GTG’s CEO, Simon Morriss, said “We are incredibly proud to have been part of this ‘Know Your Risk’ event which underscored the importance of genetic testing and risk assessment in transforming women’s health, inspiring attendees to advocate for their health and well-being proactively. We are also very fortunate and to have the opportunity to launch this unique risk assessment test in the presence of such a wonderful group of people”.

Peter Rubinstein, GTG’s Chairman commented, “We are also excited to announce that in preparation for significant demand for this revolutionary test we have fully onboarded a high throughput automated laboratory in the United States with capacity to scale up to run 100,000 tests per month should future demand require. Every woman deserves the right to know her risk”.

For more information, please visit www.genetype.com

- END -

1 https://www.cancer.org/cancer/types/ovarian-cancer/about/key-statistics.html

2 https://www.instagram.com/p/C7XX-sKygdG/?utm_source=ig_web_copy_link

Authorised for release by the Board of Directors.

Enquiries

Simon Morriss

Chief Executive Officer

E: investors@genetype.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.